1801 Page Mill Road Palo Alto, CA 94304 Tel: 650 887 9300 Fax: 650 887 9499

March 3, 2026

Via EDGAR Submission

Daniel Duchovny

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Re:	5&2 Studios,Inc.
Schedule 13E-3, filed December 31, 2025
File No. 005-95410

Preliminary Proxy Statement, filed December 31, 2025
File No. 000-56519

Mr. Duchovny:

On behalf of our client, 5&2 Studios, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 21, 2026 (the “Comment Letter”), with respect to the above-referenced Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) and Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

In connection with this letter responding to the Comment Letter, the Company is concurrently filing Amendment No. 1 to the Schedule 13E-3 (“Schedule 13E-3 Amendment No. 1”) and Amendment No. 1 to the Proxy Statement (“Proxy Statement Amendment No. 1”) via EDGAR.

For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Schedule 13E-3 Amendment No. 1 or Proxy Statement Amendment No. 1, as applicable. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Proxy Statement Amendment No. 1.

Brussels       Chicago       Dallas         Frankfurt        Hamburg        Houston        London        Los Angeles

Milan       Munich       New York      Palo Alto      Paris      Rome       San Francisco      Washington

Securities and Exchange Commission

March 3, 2026

Schedule 13E-3 submitted December 31, 2025

General

1.	We note you have requested confidential treatment for certain portions of exhibit (c)(ii). Please note that we will conduct our review of your request separately.

Response: The Company acknowledges the Staff’s comment and confirms receipt of the SEC's order granting confidential treatment, dated as of February 12, 2026.

Preliminary Proxy Statement submitted December 31, 2025

Cover Page

2.	Please mark the cover page and the proxy card to clearly identify each as “preliminary.”

Response: In response to the Staff’s comment, the Company has revised the cover page and proxy card and marked each as “preliminary.”

Summary Term Sheet, page 3

3.	Please revise your disclosure in this section and in the section “Questions and Answers” to shorten them and avoid duplication. See Item 1001 of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3 through 21 of Proxy Statement Amendment No. 1.

Fairness of the Reverse Stock Split, page 28

4.	To the extent the filing persons adopted Goldman Sachs’s analysis and opinion as part of the filing persons’ fairness determination, please be sure to address how any filing person relying on the opinion was able to reach the fairness determination as to unaffiliated security holders given that the opinion addressed fairness with respect to holders of your shares other than the Cashout Holders, rather than all security holders unaffiliated with the company.

Response: We respectfully advise the Staff that, although Goldman Sachs’ analysis and opinion refer to the Cashout Holders, the Special Committee, the Board and the Company Affiliates viewed the Cashout Holders as substantially similar to the unaffiliated security holders within the meaning of Item 1014 of Regulation M-A and for purposes of their fairness determination under Item 1014 of Regulation M-A. All unaffiliated security holders within the meaning of Item 1014 of Regulation M-A are also Cashout Holders. In response to the Staff’s comment, the Company has supplemented the disclosure on page 33 of Proxy Statement Amendment No. 1 to more clearly state the overlap between the two groups.

Securities and Exchange Commission

March 3, 2026

5.	Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Special Committee adopted Goldman Sachs's analysis and opinion as its own and the Board adopted the Special Committee’s analyses and opinion as its own.

Response: We respectfully advise the Staff that Goldman Sachs’ analysis and opinion were presented and delivered only to the Special Committee. The Special Committee did not adopt Goldman Sachs’s analysis and opinion as its own. Instead, Goldman Sachs’s analysis and opinion were among a wide variety of factors reviewed and considered by the Special Committee in its evaluation of the fairness of the Reverse Stock Split and the Post RSS Transaction. Further, although the Special Committee’s determination that the Reverse Stock Split is procedurally and substantively fair to, and in the best interests of, the unaffiliated stockholders, and that the Post RSS Transaction is fair and in the best interests of the Company and its stockholders, is consistent with the Board’s conclusions regarding the fairness of the Reverse Stock Split and the Post RSS Transaction, the Board did not adopt the Special Committee’s analyses and opinion as its own. In response to the Staff’s comment, the Company has supplemented the disclosure on page 33 of Proxy Statement Amendment No. 1 to clarify that the Special Committee did not adopt Goldman Sachs’ analysis and opinion, and that the Board did not adopt the Special Committee’s analysis as its own.

6.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). To the extent the board, the special committee and the Company Affiliates did not address each of the factors listed in Instruction 2, the board or filing party must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 25 through 26 of Proxy Statement Amendment No. 1 to explain why factors that were not determined material or relevant to the Special Committee’s fairness determination were so deemed.

Opinion of Goldman Sachs, page 32

7.	We note your references to the analyses Goldman Sachs performed. You have described only one analysis. Please revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 28 through 30 of Proxy Statement Amendment No. 1.

8.	Please revise the description of the March 2025 Goldman Sachs presentation to include additional detail.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 32 of Proxy Statement Amendment No. 1.

Effects of the Reverse Stock Split, page 39

9.	Please revise your disclosure to provide the information required by Item 1013(d) of Regulation M-A and Instruction 2 therein with respect to affiliates of the company. For example, disclose the proceeds to be received by any director or officer as a result of the going private transaction. Also, provide the disclosure required by Instruction 3 to the Item.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 37 through 38 of Proxy Statement Amendment No. 1.

Projections, page 42

10.	We note references in the Background of the Reverse Stock Split section to "Preliminary Forecasts" available between December 2024 and February 2025 as well as "Final Forecasts" available in November 2025. Revise your disclosure to clarify which projections you have disclosed and to also disclose the set of projections not yet disclosed.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 18 through 19, 21 through 22 and 31 through 33 of Proxy Statement Amendment No. 1.

Securities and Exchange Commission

March 3, 2026

11.	Please disclose the projections in full, rather than summary, form.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 39 through 41 of Proxy Statement Amendment No. 1.

12.	Please disclose the estimates and assumptions underlying the projections.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 38 of Proxy Statement Amendment No. 1.

13.	We note, for example, that the projections included in the Goldman Sachs presentation dated March 25, 2025 show significantly higher revenues and adjusted EBITDA than those included in this section. With a view toward revised disclosure, please explain the reasons for such a significant decrease in revenues and adjusted EBITDA between the two sets of projections.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 41 through 42 of Proxy Statement Amendment No. 1.

* * * * *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact Michael Brandt at (650) 887-9315 or mbrandt@willkie.com.

Very truly yours,

/s/ Michael Brandt
Michael Brandt, Willkie Farr & Gallagher LLP

cc:	Brad Pelo – President, 5&2 Studios, Inc.
David Stidham – Vice President of Business Affairs and General Counsel, 5&2 Studios, Inc.
David Eisman, Skadden, Arps, Slate, Meagher & Flom LLP